

September 2, 2014

Via E-mail
Michael J. Chewens
Senior Executive Vice President and Chief Financial Officer
NBT Bancorp, Inc.
52 South Broad Street
Norwich, NY 13815

>   **Re: NBT Bancorp, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2013**
>   **Filed March 3, 2014**
>   **Form 10-Q for the Fiscal Quarter Ended June 30, 2014**
>   **Filed August 11, 2014**
>   **File No. 000-14703**

Dear Mr. Chewens:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2013

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 33

1. Given the significant impact the acquisition of Alliance Financial Corporation has had on your credit metrics and trends, please revise future filings to discuss the following:

a. How your accounting for acquired loans impacts your credit metrics and trends. Specifically identify the credit metrics and trends most impacted (e.g. the allowance for credit losses as a percentage of loans, etc.) and discuss the comparability between periods and with other institutions.

b. Clearly disclose how you classify acquired loans as non-accrual, impaired, loans greater than 90 days and accruing, or as a trouble debt restructuring immediately after acquisition. For example, discuss if loans on non-accrual status at the time of acquisition continue to be disclosed as non-accrual loans in your disclosures.

In your response, please provide us your draft disclosure.

Financial Statements

Note (4) Loans, page 81

2. Please revise future filings to include the disclosure required by ASC 310-30-50-(2)(a.2) for your acquired loans. In your response, please provide us your draft disclosure as of December 31, 2013 and June 30, 2014.

Form 10-Q for the Quarterly Period Ended June 30, 2014

Note 11. Sale of Equity Investment

3. We note the sale of your 20% ownership interest in Springstone Financial, LLC. Please tell us how you accounted for this investment in the periods you owned it. If you applied the equity method, please tell us how you complied with the accounting and disclosure requirements of ASC 323.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact William Schroeder, Staff Accountant, at (202) 551-3294 or me at (202) 551-3437 if you have any questions.

Sincerely,

/s/ Michael Volley

Michael Volley
Staff Accountant